Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and the use of our report dated March 26, 2012, except for the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive loss as described in Note 2, as to which the date is May 16, 2012, and except for the retroactive effect of the 1-for-2.6443 reverse stock split as described in Note 1, as to which the date is October 9, 2012, in the Registration Statement (Form S-1MEF) filed to register additional securities for an offering pursuant Rule 462(b) under the Securities Act of 1933 and related Prospectus of Kythera Biopharmaceuticals, Inc. dated October 10, 2012.

/s/ Ernst & Young LLP

Los Angeles, California
October 10, 2012